UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Dated April 17, 2012

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F__✓___            Form 40-F_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes______                        No__✓___

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____.

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN EACH OF THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333- 168347), THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-81825) AND THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-149634) OF VODAFONE GROUP PUBLIC LIMITED COMPANY AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

This Report on Form 6-K contains a news release dated 17 April, 2012 entitled ‘VODAFONE SERVES NOTICE AGAINST INDIAN GOVERNMENT UNDER INTERNATIONAL BILATERAL INVESTMENT TREATY’

17 April 2012

VODAFONE SERVES NOTICE AGAINST INDIAN GOVERNMENT UNDER INTERNATIONAL BILATERAL INVESTMENT TREATY

Vodafone has today served the Indian government with a Notice of Dispute (“Notice”) regarding proposals in the Indian Finance Bill 2012 that violate the international legal protections granted to Vodafone and other international investors in India.

The Notice, served by the group’s Dutch subsidiary Vodafone International Holdings BV (“VIHBV”), is the first step required prior to the commencement of international arbitration under the Bilateral Investment Treaty (“BIT”) between India and the Netherlands.  VIHBV is a company constituted under the laws of the Netherlands and therefore an investor as defined under Article 1(d) of the Treaty.

The dispute arises from the retrospective tax legislation proposed by the Indian government which, if enacted, would have serious consequences for a wide range of Indian and international businesses, as well as direct and negative consequences for Vodafone.  The proposed legislation would also countermand the verdict of the Indian Supreme Court in January 2012, which ruled that Vodafone had no liability to account for withholding tax on its acquisition of indirect interests in Hutchison Essar Limited in 2007.

Under the BIT, the Indian government is obliged, amongst other things, to:

•                  accord fair and equitable treatment to investors;

•                  provide full protection and security;

•                  not breach the legitimate expectations of investors in making investments;

•                  not deny justice or breach previously provided assurances; and

•                  not take steps to indirectly expropriate the investment.

Vodafone believes that the retrospective tax proposals amount to a denial of justice and a breach of the Indian government’s obligations under the BIT to accord fair and equitable treatment to investors.

The Indian government’s retrospective tax proposals have also raised significant and widespread concern within India and internationally and have been criticised by businesses and industry bodies representing more than 250,000 companies across the US, Europe and Asia.

Vodafone has asked the Indian government to abandon or suitably to amend the retrospective aspects of the proposed legislation as Vodafone would prefer to reach an amicable solution to this matter.   However, if the Indian government is not willing to do so, Vodafone will take whatever steps are necessary to protect its shareholders’ interests, including commencing investment treaty arbitration proceedings under the BIT against the Indian government.

- ends -

For further information:

Vodafone Group

Investor Relations	Media Relations
Tel: +44 (0) 7919 990 230	Tel: +44 (0) 1635 664444

About Vodafone

Vodafone is one of the world’s largest mobile communications companies by revenue with approximately 398 million customers in its controlled and jointly controlled markets as at 31 December 2011. Vodafone currently has equity interests in over 30 countries across five continents and more than 40 partner networks worldwide.  For more information, please visit www.vodafone.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: April 17, 2012	By:	/s/ R E S MARTIN
Name: Rosemary E S Martin
Title: Group General Counsel and Company Secretary